

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2023

Kevin Rubin
Chief Financial Officer
Alteryx, Inc.
17200 Laguna Canyon Road
Irvine, California, 92618

> **Re: Alteryx, Inc.**
> **Form 10-K for the Year Ended December 31, 2022**
> **Filed on February 10, 2023**
> **File No. 001-38034**

Dear Kevin Rubin:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Managements Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics
Annual Recurring Revenue, page 73

1. We note your measure of annualized recurring revenue includes contracts with terms less than one year which are annualized by dividing the total committed contract value by the number of months in the subscription term and then multiplying by twelve. It is unclear how annualizing the value of these short-term contracts results in a measure that accurately depicts annual recurring revenue. Considering you calculate annual recurring revenue based upon annualized contract value and not GAAP revenue, please rename this measure to more appropriately reflect what it represents. Also, clearly state that your methodology results in a measure that includes an amount from short-term contracts in excess of the total contract value.

2.   We note you exclude "the value of non-recurring revenue streams, such as certain professional services" from your calculations of annual recurring revenue. Please clarify in your disclosures if you exclude all revenue that is recognized at the point in time and advise us.

     In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352, or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Chris Lal